EXHIBIT 1.5
AMENDMENT
TO
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
FREESEAS INC. (THE “CORPORATION”)
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATION ACT
     I, Ion G. Varouxakis, the President and Chief Executive Officer of the Corporation, for the purpose of amending the Amended and Restated Articles of Incorporation of the Corporation, hereby certify:
1.	The name of the Corporation is: FreeSeas Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of April 23, 2004 and were amended and restated in their entirety as of April 27, 2005 and were further amended on September 24, 2009.

3.	The following shall be inserted immediately following the last sub-paragraph of Paragraph D of the Amended and Restated Articles of Incorporation, effecting a combination of the outstanding shares of Common Stock:

“At 5:00 p.m. Eastern Daylight Savings Time on the effective date of the filing of this Amendment (the “Effective Time”), every five (5) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number of shares of common stock and the number of shares of preferred stock authorized pursuant to this Paragraph D shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share.”

4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.	This Amendment to the Amended and Restated Articles of Incorporation was approved by a majority of the shareholders of the Corporation at an annual meeting of the shareholders of the Corporation held on September 30, 2010.
     IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on behalf of the Corporation on this 30 day of September, 2010.

/s/ Ion G. Varouxakis
Ion G. Varouxakis
President and Chief Executive Officer